RECEIVED

2005 MAR 24 A 9:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

A Brand like a Friend



05006765

SUPPL

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2005-03-21

PROCESSED

MAR 25 2005

THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel names Bradley A. Casper President and Chief Executive Officer of The Dial Corporation".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

3/24

Encl.

Henkel
A Brand like a Friend

Henkel-Info-Mail
18.03.2005 18:55
Entscheidung erforderlich ? ☐ ja

An:
Kopie:
Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL
Thema: Press Release "Henkel Names Bradley A. Casper President and Chief Executive Officer of The Dial Corporation"

Henkel Info-Mail

Henkel
A Brand like a Friend

Press Release
"Henkel Names Bradley A. Casper President and Chief Executive Officer of The Dial Corporation"

Ladies and Gentlemen,

Attached please find the the press release
"Henkel Names Bradley A. Casper President and Chief Executive Officer of The Dial Corporation",
which we distributed to the media.

Please pass this information on to your staff as appropriate.

With my very best regards

Ernst Primosch

Press Release (US version)

Henkel Names Bradley A. Casper

President and Chief Executive Officer of The Dial Corporation

Succeeds Herbert M. Baum Who Will Retire

Scottsdale, Ariz. - March 18, 2005 - Henkel KGaA, based in Dusseldorf, Germany, today announced that Bradley A. Casper has been named President and Chief Executive Officer of The Dial Corporation, a subsidiary of Henkel KGaA. Casper will succeed Herbert M. Baum, who, after five years leading the successful turnaround of the Company, has announced his intention to retire. Casper will join Dial in April.

Casper, 45, joins Dial from Church & Dwight, where he had served as President, Personal Care since 2002. Prior to joining Church & Dwight, Casper spent 16 years at Procter & Gamble, where he last served as Vice President Global Fabric Care. Previous to that role, Casper held increasingly responsible senior positions at Procter & Gamble including General Manager, Hong Kong and China Hair Care, and Marketing Director Laundry & Cleaning Products in Kobe, Japan. Earlier in his career Casper worked for the General Electric Company in Cincinnati, OH.

"I'm pleased Brad will be at the helm," said Dr. Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "He has excellent experience in the consumer products industry and is admirably equipped to take the reigns from Herb Baum, who has done an outstanding job of building Dial into the company it is today. Under Brad's leadership, Dial will continue to build on the strong foundation built by Herb both in Dial's businesses and internal Company culture, as well as confront any challenges the Company may face in the coming years. I am very confident that he will substantially contribute to Dial's continued growth."

Casper will succeed Baum who joined Dial as CEO in 2000, led the successful turnaround of the Company, and positioned it to be acquired by Henkel in 2004. A successful integration is now underway.

"When I joined Dial in 2000, I realized that getting the Company back on track was going to be a challenge. But I had a lot to work with, including superb brands and committed employees," said Baum. "I am pleased to transition my role to Brad who understands the importance of what makes up the Dial culture

and has the consumer products and industry experience to continue to grow this great Company."

A native of Cincinnati, OH, Casper holds a Bachelor of Science degree in Finance from Virginia Tech University located in Blacksburg, VA.

The Dial Corporation, a subsidiary of the Henkel Group/Germany, is headquartered in Scottsdale, Ariz., and is one of America's leading manufacturers of consumer products, including Dial® soaps, Purex® laundry detergents, Renuzit® air fresheners and Armour® Star canned meats. Dial products have been in the American marketplace for more than 100 years. For more information about The Dial Corporation, visit the Company's Web site at www.dialcorp.com.

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better, and more beautiful. The Henkel Group operates in three strategic business areas--Home Care, Personal Care, and Adhesives, Sealants, and Surface Treatments. More than 50,000 employees work for the Henkel Group worldwide.

People in around 125 countries around the world trust in brands and technologies from Henkel. For more information on Henkel, visit the company's Web site at www.henkel.us

Contact:

The Dial Corporation

Cindy Demers, 480-754-4090

or

Henkel

Ernst Primosch, +49-211-797-3533

Distributed by Corporate Communications